Christopher Trueax

Associate

+1.215.963.5608

christopher.trueax@morganlewis.com

August 2, 2024

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. Marquigny:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 301, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 305, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Vontobel Global Equity Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Vontobel Asset Management, Inc. (the "Adviser") for the specific purpose of responding to the Staff's comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Historical Investment Returns of the Adviser's Global Markets Equity Strategy Composite (the "Strategy")

1.	Comment. The Staff has reviewed the Fund's response to Comment 24 in the comment response letter dated July 29, 2024 (the "Previous Letter"). Please consider disclosing more prominently the fact that the 2023 calendar year performance period shown in the table has not yet been independently verified to ensure that the disclosure is not misleading.

Response. The Fund notes that the third paragraph of the above-referenced section states in relevant part that "The performance has been independently verified for the periods from January 1, 2001 through December 31, 2022. The verification reports and performance examination reports are available upon request." The Fund believes this disclosure is straightforward, written in plain English, transparently identifies the time period of the returns that have been independently verified, and therefore is not misleading. The disclosure does not state or imply that the 2023 performance numbers have been independently verified. The only discussion about whether the performance figures have been independently verified, and what time periods have been independently verified, is in the sentence quoted above. The Fund believes it is reasonable to expect an investor to read the language above the table, including that sentence. Accordingly, the Fund respectfully declines to modify the disclosure.

Rebecca Marquigny, Esq.

August 2, 2024

2.	Comment. The Staff has reviewed the Fund's response to Comment 25 in the Previous Letter. Please confirm that the performance composite shown in the Vontobel Global Equity Strategy Fact Sheet (as defined in the Previous Letter) is the same as the performance composite shown in the Fund's Prospectus. In addition, state whether any related accounts or portfolios are excluded from a composite, and if so, state (i) whether the same accounts or portfolios are excluded from both composites and (ii) whether excluding such accounts or portfolios would cause the composite to show materially higher performance than if such accounts or portfolios were not excluded.

Response. The Adviser represents that the performance composite shown in each of the Prospectus and Fact Sheet (i) is the performance of the Adviser's Global Equity Strategy (the "Strategy") and (ii) does not reflect any exclusions of any accounts or portfolios managed pursuant to the Strategy. In this regard, the Adviser does not manage any wrap accounts or private client assets pursuant to the Strategy.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5608.

Very truly yours,

/s/ Christopher Trueax
Christopher Trueax